

May 22, 2014

Via E-mail
Mr. Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.
324 South Beverly Drive, Suite 118
Beverly Hills, CA 90212

> **Re:** **Brazil Minerals, Inc.**
> **Registration Statement on Form 10**
> **Filed April 29, 2014**
> **File No. 000-55191**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 333-180624**

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 Filed April 29, 2014

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act. It appears from your Form S-1 that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Please clearly disclose and include a statement that the election is irrevocable.

Item 10. Recent Sales of Unregistered Securities

2. Please advise us of the basis for issuing to the placement agent 85,411 shares of common stock and five year warrants to purchase additional shares as partial compensation for its services in connection with the issuance and sale of 60,002 shares of common stock.

3. Please disclose the name of the person or identify the class of persons to whom the senior secured convertible promissory note was issued on January 7, 2014. Refer to Item 701(b) of Regulation S-K.

4. For each transaction disclosed in this section, please disclose the exemption relied upon and briefly state the facts relied upon to make the exemption from registration available. Refer to Item 701(d) of Regulation S-K. Revise similar disclosure in the Form 10-Q.

5. With respect to the January 7, 2014 transaction, it appears that the recipients of the senior secured convertible promissory note in the principal amount of $244,000 are not the same as the recipient of the warrants to purchase 488,000 shares. Refer to Exhibits 4.4 and 4.8. Please advise.

6. Please file the unsecured convertible promissory note in the principal amount of $63,000 as an exhibit.

Item 11. Description of Registrant's Securities to be Registered

7. We note that the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed as Exhibit 3.2 to the Form 8-K filed on December 26, 2012 provides that "[f]or so long as Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of the Corporation's Common Stock, … , with the holders of Series A Preferred Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Common Stock … being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power." Please revise your disclosure in this section to clarify that holders of common stock have just 49% of the voting power. Refer to Item 202(a) of Regulation S-K. Please also revise the Form 10-K for fiscal year ended December 31, 2013 to include risk factor disclosure concerning the control exercised by

Mr. Fogassa by virtue of his ownership of the only share of outstanding Series A
Preferred Stock.

Exhibits

8.   Please reconcile the description set forth in the exhibit index with the agreement filed as
        Exhibit 4.8.

9.   We note that Exhibits 4.2, 4.3, 4.4, 4.8, 10.4, and 10.7 are missing exhibits, schedules
        and/or attachments. Please file the exhibits in their entirety.

Form 10-K for Fiscal Year Ended December 31, 2013

General

10.   Your filing gives the impression that your company is either preparing for mineral
        production or is currently in mineral production. Without a reserve, as defined by the
        Guide 7(a)(1), your company must be in the exploration stage, as defined by Guide
        7(a)(4)(i). As such, SEC's Industry Guide 7 specifically requires that your filing describe
        your business activities as exploration stage activities until your company has reserves as
        defined in the Industry Guide 7.

        •   Please revise your disclosure to ensure that investors understand the actual stage of
            your mineral-related activity. Please clearly state that your company is currently
            engaged in mineral exploration activities and that you are in the exploration stage.

        •   Please remove all references in your filing of the terms development, production, or
            mining operations, or any term that may imply mineral production, such as
            operations.

        •   In particular, substitute the term mineral exploration for mining operations.

        There may be further comments concerning these points, pending your response.

Business, page 2

11.   Please revise to describe the general development of your business and the business of
        any predecessor since incorporation in 2011. For example, please disclose the nature and
        results of any material reclassification or merger of the company, the acquisition or
        disposition of any material amount of assets otherwise than in the ordinary course of
        business and any material changes in the mode of conducting business. Refer to Item
        101(h) of Regulation S-K. In that regard, we note that your predecessor, Flux
        Technologies, Corp., operated a three-dimensional computer animation business in
        Poland. Please disclose this and briefly describe how the company's business changed
        from three-dimensional computer animation to mining and selling diamonds and gold.

12.   Please provide a more detailed discussion of your business, as required by Item 101(h) of Regulation S-K. We may have additional comments once you have provided the more specific disclosure required by this Item.

Optioning Titanium, Vanadium, and Iron Property in the State of Piauí, page 5

13.   We note you have reported the results of your geochemical sampling program as assay ranges instead of presenting all of the actual results. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosure to comply with this guidance.

14.   Please provide a more detailed discussion of the material terms of the July 30, 2013 acquisition of the option to develop and own up to 75% of the property. Clearly disclose the "certain defined geological research steps." Also, please file this agreement as an exhibit.

15.   Please remove the specific disclosure regarding the manager of the trust as referenced on page 6. Similarly, please remove the reference to the one investor that has a "long and successful history of investments in natural resources" on page 6.

16.   Please disclose the total number of employees, in addition to the number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Risk Factors, page 9

17.   Please remove from the introductory paragraphs your reference to "additional risks not presently known to us or that we currently deem immaterial" and your reference to "other unknown risks or other risks which we did not deem significant."

"Our ability to execute our business plan …," page 9

18.   Please revise to briefly discuss the "favorable mining environment in Brazil" that you reference.

"The significant number of options and warrants outstanding …," page 12

19.   Please revise to specify the number of options and warrants outstanding and the aggregate number of shares for which the options and warrants may be exercised.

"Future sales of shares of our common stock may cause the prevailing market price …," page 13

20.   Please revise to specify the "substantial number of shares" which may become eligible for resale under Rule 144.

Properties, page 13

21.   Please disclose the following information for each of your material properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

22.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

23.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3.B to Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

24.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

25.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

26.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in

the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

27.   We note you are subject to environmental permitting. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

28.   Please disclose your annual production as required by Instruction 3 to Item 102 of Regulation S-K.

29.   We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

Market for Registrant's Common Equity …, page 16

30.   Please disclose that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Sales of Unregistered Securities, page 17

31.   Please disclose the exemption relied upon for the transaction disclosed in this section and disclose the facts supporting your reliance upon that exemption. Refer to Item 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

32.   Please revise your disclosure to provide an analysis of the material components of your consolidated statements of operations. The discussion should describe and quantify

underlying material activities. If practicable, please ensure to quantify separately the effect of each causal factor that you cite.

Liquidity and Capital Resources, page 18

33.   Please revise to include robust discussions describing and quantifying the specific effects of the significant drivers that contributed to your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

34.   Please revise to address your liquidity requirements in quantified terms on both a short-term (i.e., 12 months) and long-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K.

Controls and Procedures, page 19

(b) Management's Report on Internal Control Over Financial Reporting, page 20

35.   In the second paragraph of this section, you highlight several items, which you refer to as significant deficiencies as opposed to material weaknesses. If these items are actually material weaknesses in your internal control over financial reporting, please revise your disclosures accordingly. Otherwise, please tell us why they are not material weaknesses and disclose the material weaknesses you do have in light of your disclosure in the first paragraph of this section that your internal control over financial reporting was not effective.

(d) Limitations of the Effectiveness of Internal Controls, page 20

36.   Your conclusion here in section (d) that your disclosure controls and procedures and internal control over financial reporting are effective at the reasonable assurance level does not appear consistent with your conclusions in sections (a) and (b) on pages 19 and 20, which state that your internal control over financial reporting was not effective as of December 31, 2013. Please revise or advise.

Directors, Executive Officers and Corporate Governance, page 21

37.   Please confirm that the information you disclose regarding Mr. Fogassa's employment during the past five years is accurate. For example, we note a LinkedIn page for Marc Fogassa indicates that he has been CEO of the company since March 2012 and CEO of Brazil Minerals, Inc. only since 2012. Please disclose the name and principal business of the organizations where Mr. Fogassa was an investment manager and banker during the past five years. Please also disclose whether any such organization is an affiliate of the company. Refer to Item 401(e)(1) of Regulation S-K.

38.   Please disclose the beginning and ending dates of employment (e.g., month and year) for each employment disclosed in this section and disclose each job title. For example, we note the disclosure regarding Mr. Fogassa's employment as an investment manager and banker, Ambassador Noriega's employment with VisionAmericas, Ambassador Durand's employment as a consultant, and Mr. Azevedo's employment with FFA Legal.

39.   Please disclose the name and principal business of the organization(s) which employed Ambassador Durand to provide consulting services. Please also briefly describe the nature of the consulting services provided by Ambassador Durand.

40.   For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director for the company in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 24

41.   We note the employment agreement with Mr. Fogassa filed as Exhibit 10.5. Please briefly describe the material terms of Mr. Fogassa's employment agreement. Refer to Item 402(o)(1) of Regulation S-K.

42.   Please briefly describe the material terms of the stock award to Mr. Fogassa in 2013.

Summary Compensation Table, page 24

43.   For the stock awards, please provide footnote disclosure disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Director Compensation, page 24

44.   Please advise us of Mr. Bell's current or past position with the company. If he is a former director of the company, consider adding footnote disclosure to clarify when he held such position.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 25

45.   Please explain how you calculated the percent of class for each beneficial owner.

46.   It appears that 7,060,964 shares of common stock, or 9.2% of the shares outstanding, are owned by entities that could be deemed to be controlled by Mr. Fogassa or his immediate family. Please confirm that none of the referenced entities beneficially owns more than 5% of the common stock or revise the tabular disclosure accordingly.

47.   Please revise the disclosure in the beneficial ownership table to include the beneficial ownership and voting power of the Series A Preferred Stock.

Certain Relationships and Related Transactions and Director Independence, page 26

48.   For each transaction discussed in this section, please disclose all the information required by Item 404 of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2
Consolidated Statement of Stockholders' Equity, page F-5

49.   Please revise to present the non-controlling interest line item within total equity but separately from the parent's equity as required by ASC 810-10-45-16. Refer to ASC 810-10-55-4I for an example. Similarly revise your statement of stockholders' equity to comply with the requirements of ASC 810-10-50-1A(c) and refer to ASC 810-10-55-4L for an example.

Consolidated Statements of Operations, page F-3
Consolidated Statements of Other Comprehensive (Loss), page F-4

50.   On pages F-3 and F-4, the line items titled net loss do not appear to represent net loss under US GAAP, since they exclude net loss attributable to non-controlling interest. On page F-4, you also do not appear to present total comprehensive (loss) and the related amounts attributable to the parent and non-controlling interest. Please revise your statements of operations and comprehensive (loss) to comply with the requirements of ASC 810-10-50-1A and refer to ASC 810-10-55-4J and 55-4K for examples. Please also ensure your line items are properly labeled here and elsewhere throughout the filing.

Consolidated Statements of Cash Flows, page F-6

51.   In 2013, the amount shown for net loss does not appear to represent your net loss under US GAAP. Please revise to reconcile from net loss to net cash provided (used) in operating activities as required by ASC 230-10-45-2.

Notes to Consolidated Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

52.   Please expand your revenue recognition policy to explain how your policy addresses each of the criteria of ASC 605-45-45 for each of your significant revenue streams.

53.   Please revise to describe your depreciation and amortization policies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact George Schuler at (202) 551-3718 if you have questions regarding engineering comments. You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

                                Sincerely,

                                /s/ Pamela Howell
                                for

                                John Reynolds
                                Assistant Director

cc: Via e-mail
        Jay Weil, Esq.